Exhibit 12


                             THE CHUBB CORPORATION


         COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
                     (in millions except for ratio amounts)


                                                                                                            Nine Months
                                                                                                               Ended
                                                                   Year Ended December 31,                  September 30,
                                                        1996        1997      1998      1999      2000         2001
                                                        ----        ----      ----      ----      ----      ------------
Income (loss) from continuing operations
     before provision for income taxes ..........       $ 546.9   $  974.1    $  849.7  $  710.1  $ 851.0     $ (51.8)

Less:
     Income (loss) from equity investees.........           -          -           -         0.4     (6.6)       (9.6)
Add:
     Interest expensed...........................          76.7       63.7        28.9      48.5     52.9        38.7

     Capitalized interest amortized or expensed..          80.8        8.8        21.8       8.3      9.4         7.2

     Portion of rents representative of the
        interest factor..........................          26.5       27.9        29.1      28.1     30.0        23.3

     Distributions from equity investees.........           -          -           -         2.2      1.6         2.2
                                                        -------   --------    --------  --------  -------     ----------
         Income as adjusted......................       $ 730.9   $1,074.5    $  929.5  $  796.8  $ 951.5     $  29.2(a)
                                                        =======   ========    ========  ========  =======     ==========

Fixed charges:

     Interest expensed...........................       $  76.7   $   63.7    $   28.9  $   48.5  $  52.9     $  38.7

     Capitalized interest........................          12.8        8.7         -        -         -           1.0

     Portion of rents representative of the
        interest factor..........................          26.5       27.9        29.1      28.1     30.0        23.3
                                                        -----=--  ---------   ---------  -------- --------    -----------
         Fixed charges...........................       $ 116.0   $  100.3    $   58.0  $   76.6  $  82.9     $  63.0
                                                        ========  =========   =========  ======== ========    ===========
Ratio of consolidated earnings to fixed charges..           6.30      10.71       16.03     10.40    11.48        0.46(a)
                                                        ========  =========   =========  ======== ========    ===========

(a) For the nine months ended September 30, 2001, consolidated earnings were not sufficient to cover fixed charges by $33.8 million. Consolidated earnings for the period, as defined, reflect a $635 million loss before income taxes from the September 11 attack in the United States. Excluding the loss from the September 11 attack, the ratio of consolidated earnings to fixed charges would be 10.54 for the nine months ended September 30, 2001.